As filed with the Securities and Exchange Commission on March 12, 1999 File No. 70-_____

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-1

APPLICATION FOR EXEMPTION

UNDER SECTION 3(a)(1) OF THE

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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Enova Corporation
101 Ash Street
San Diego, California 92101

(Name of company filing this statement and address of principal executive offices)
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None

(Name of top registered holding company parent)
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John R. Light
Executive Vice President
Enova Corporation
101 Ash Street
San Diego, California 92101

(Names and addresses of agents for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

Ruth S. Epstein, Esq.
Covington & Burling
1201 Pennsylvania Avenue, N.W.
Washington, D.C. 20044

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Item 1.     DESCRIPTION OF APPLICATION.

A. Introduction and Request for Commission Action

Enova Corporation ("Enova") is an intrastate public utility holding company currently exempt from all provisions of the Public Utility Holding Company Act of 1935 (the "Act"), except Section 9(a)(2), pursuant to Section 3(a)(1) of the Act and by Rule 2(a) thereunder. Enova is a wholly-owned subsidiary of Sempra Energy ("Sempra"), an intrastate public utility holding company exempt from all provisions of the Act except Section 9(a)(2) by order of the Commission dated June 26, 1998 (the "Sempra Order").<F1> The Sempra Order was granted in connection with Sempra's acquisition of Enova and Pacific Enterprises ("Pacific").


Enova hereby requests that the Commission grant an order under Section 3(a)(1) of the Act declaring Enova exempt from all provisions of the Act except Section 9(a)(2). Enova and its subsidiaries meet all the statutory requirements for the exemption. Granting the exemption would relieve Enova of any need to continue making annual filings on Form U-3A-2.

B.   Description of Enova

Enova is an exempt intrastate public utility holding company organized under the laws of the State of California. Its only public utility company subsidiary is San Diego Gas & Electric Company ("SDG&E"), a California public utility. SDG&E provides electric and natural gas service in San Diego County and surrounding areas. As of December 31, 1998, SDG&E had approximately $1.855 billion of net electric plant and $445 million of net gas plant. For the year ended December 31, 1998, SDG&E reported operating revenues of approximately $2.365 billion from electric utility operations and $384 million from gas utility operations. SDG&E is subject to the jurisdiction of the California Public Utilities Commission.

For the year ended December 31, 1998, Enova's operating revenues on a consolidated basis were approximately $2.776 billion, of which approximately $2.365 billion were attributable to its electric utility operations, and approximately $384 million were attributable to gas utility operations. Consolidated assets of Enova and its subsidiaries as of December 31, 1998, were approximately $4.316 billion, of which $1.855 billion consists of net electric plant and $445 million consists of net gas plant.

Item 2.     FEES, COMMISSIONS AND EXPENSES.

Not Applicable.

Item 3.     APPLICABLE STATUTORY PROVISIONS.

Section 3(a)(1)

Enova requests that the Commission issue an order under Section 3(a)(1) declaring that Enova is exempt from all provisions of the Act except
Section 9(a)(2). Section 3(a)(1) of the Act provides that the Commission shall issue such an order to a holding company, if:

       such holding company, and every subsidiary company thereof which is a public utility company from which such holding company derives, directly or indirectly, any material part of its income, are [1] predominantly intrastate in character and [2] carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized.

Enova and SDG&E, its only public utility company subsidiary, are both California corporations operating primarily in California. Enova therefore will meet the second part of the Section 3(a)(1) test.


With regard to the first part of the test, in determining whether a company's operations are "predominantly intrastate in character," the Commission has primarily examined the amount of utility revenues derived by that entity from out-of-state activities,<F2> but has also considered out-of-state service area, customers, property, generation and sales. <F3> While no specific numerical tests have been set as a guide for interpreting the meaning of the term "predominantly" in order to establish eligibility for this exemption, the Commission has issued orders granting exemptions under Section 3(a)(1) to holding companies with out-of-state revenues of up to 9.9%.<F4>

Enova and SDG&E are predominantly intrastate, by any standard. Virtually all (99%) of SDG&E's utility revenues, including 100% of its retail natural gas revenues, are from utility operations within the State of California. Virtually all (again, 99%) of SDG&E's net utility plant (based on book value) and utility customers (based on number of customers) are located in California. Clearly these amounts satisfy the statutory criteria, and are well within the existing range of orders issued by the Commission under
Section 3(a)(1).

Under Section 3(a)(1), the Commission is required to grant an exemption if the statutory criteria are satisfied "unless and except insofar as it finds the exemption detrimental to the public interest or the interest of investors or consumers." In the past year, the Commission has approved the acquisition of Enova by Sempra under Section 9(a)(2) of the Act, granted Sempra an exemption under Section 3(a)(1) of the Act, and approved Sempra's acquisition of another small utility holding company under Section 9(a)(2) of the Act, finding in the process that the new holding company would be exempt and that Sempra's existing exemption would not be adversely affected. <F5> All these orders required the Commission to conclude that the transaction in question posed no threat to the public interest. This application does not reflect any further transaction or change in circumstance. Accordingly, there is no basis for such an adverse finding in this case.


Item 4.          REGULATORY APPROVAL.

Not Applicable.

Item 5.          PROCEDURE.

Enova requests that the Commission's order be issued as soon as practicable and that there should not be a 30 day waiting period between the issuance of the Commission's order and the date on which the order is to become effective. Enova hereby waives a recommended decision by a hearing officer of the Commission and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the request.

Item 6.          EXHIBITS AND FINANCIAL STATEMENTS.

Not applicable.

Item 7.          INFORMATION AS TO ENVIRONMENTAL EFFECTS.

Not applicable.






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                                   SIGNATURE
Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Application filed herein to be signed on its behalf by the undersigned thereunto duly authorized.









                                                     ENOVA CORPORATION



Date: March 12, 1999                         By:      /s/ John R. Light
                                              --------------------------
                                       Name:        John R. Light
                                      Title:     Executive Vice President
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Footnotes
<F1>   Sempra Energy, Holding Co. Act Rel. No. 26890, June 26, 1998.

<F2>  See Commonwealth Edison Co., 28 S.E.C. 172, 173 (1948); Yankee Atomic
Electric Co., 36 S.E.C.   552, 567 (1955).  The focus of these Section
3(a)(1) orders is on the "predominantly intrastate" requirement of the exemption.

<F3>  See Wisconsin Electric Power Co., 28 S.E.C. 906, 911-13 (1948).
Again, the focus of this Section 3(a)(1) order is on the "predominantly intrastate" requirement.

<F4>  See Sierra Pacific Resources, Holding Co. Act Rel. No. 24566 (January
28, 1988) 40 S.E.C. Docket at 114 n.29. Recently the Commission granted an order where combined out-of-state operations accounted for a three-year average of 13.2% of a holding company's total net operating revenues, relying in part on the assurances of state regulators concerning their ability to protect consumers. See NIPSCO Industries, Inc., Holding Co. Act. Rel. No. 26975 (Feb. 10, 1999). Holding companies have claimed exemptions under Section 3(a)(1) pursuant to Rule 2 with even higher disclosed out-of-state utility revenue and energy sales percentages, which exemptions have not been challenged by the Commission. See, e.g., 1994 Form U-3A-2 filed by TNP Enterprises, Inc. (16.8% of 1993 operating revenues from out-of-state, 12.7% of consolidated net utility plant out-of-state and 19.4% of the consolidated system's total customers out-of-state).

<F5> Sempra Energy, Holding Co. Act Rel. No. 26971 (February 1, 1999).